EXHIBIT 99.1

Valneva to Present and Hold Investor Meetings at the Jefferies London Healthcare Conference

Saint-Herblain (France), November 7, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its Chief Executive Officer Thomas Lingelbach and Chief Financial Officer Peter Bühler will present and participate in 1-on-1 meetings with institutional investors at the Jefferies London Healthcare Conference, to take place November 15-17, 2022 in London, England.

Additionally, Mr. Lingelbach and Mr. Bühler will participate in a fireside chat on Tuesday, November 15, 2022, at 11:30am GMT, to discuss the Company’s late-stage vaccine candidates against chikungunya (VLA1553) and Lyme disease (VLA15), as well as its commercial products. The webcast will be accessible live via the following link, https://wsw.com/webcast/jeff255/valn/1856007. A replay of the webcast will be available following the live events in the “Investor” section of the Valneva website at www.valneva.com.

To request a meeting at the event, please contact your representative at Jefferies.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into the clinic, including candidates against Lyme disease and the chikungunya virus.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 communications@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to possible regulatory submissions and approval of VLA1553, and timing and plans for clinical programs and product candidates. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection and the impact of the COVID-19 pandemic. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.